Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Months: June and July 2011

1.
On November 18 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Unibanco for transactions in its own shares for treasury in the indicated periods:

	Transaction	Trading	Prices – R$ per Share
		Volume	Minimum	Average	Maximum
June 2011
Common Shares	-	-	-	-	-
Preferred Shares	Purchase	5,000,000	34.75	35.30	36.01
July 2011 (until July, 15)
Common Shares	-	-	-	-	-
Preferred Shares	Purchase	7,000,000	31.45	32.87	35.82

As announced monthly in the organization’s Investor Relations website (www.itau-unibanco.com.br/ri), we have already acquired 22,500,000 preferred shares year to date at the average price of R$34.94 and that pursuant to CVM Instruction No. 358, the blackout period, for acquisitions of our shares began on July 18 and terminates on August 2, 2011 (date of the announcement of the first half financial statements).

São Paulo-SP, July 20, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer